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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND
                                  STATEMENT ON
                                  SCHEDULE 13D
                                     UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

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                            WORLD COLOR PRESS, INC.
                        (Exact Name Of Subject Company)

                           PRINTING ACQUISITION INC.
                     An Indirect Wholly Owned Subsidiary of

                             QUEBECOR PRINTING INC.
                                   (Bidders)

         COMMON STOCK, $0.01 PAR VALUE                             98144310-4
        (Title Of Class Of Securities)                (CUSIP Number of Class of Securities)

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                               LOUIS SAINT-ARNAUD
                   VICE PRESIDENT, LEGAL AFFAIRS & SECRETARY
                             QUEBECOR PRINTING INC.
                            612 SAINT-JACQUES STREET
                            MONTREAL, QUEBEC, CANADA
                                    H3C 4M8
                                 (514) 954-0101
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                WITH A COPY TO:
                             JOHN A. WILLETT, ESQ.
                                ARNOLD & PORTER
                                399 PARK AVENUE
                         NEW YORK, NEW YORK 10022-4690
                                 (212) 715-1000

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    This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and statement on Schedule 13D (the "Tender Offer Statement")
filed on July 16, 1999 by Quebecor Printing Inc. ("Quebecor Printing"), a
company amalgamated under the laws of Canada, and Printing Acquisition Inc.
("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of
Quebecor Printing, relating to the offer by Purchaser to purchase up to
23,500,000 of the issued and outstanding shares of Common Stock $0.01 par value
(the shares subject to the Offer, as well as all other shares of such Common
Stock hereinafter referred to as the "Shares"), of World Color Press, Inc., a
Delaware corporation (the "Company"), at $35.69 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to
Purchase dated July 16, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer
Statement.

    The Tender Offer Statement is hereby amended and supplemented as follows:

ITEM 10. ADDITIONAL INFORMATION

    On July 28, 1999, Quebecor Printing issued a press release announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to the Offer had expired. The full text of the press release is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    (a)(9)Text of Press Release issued on July 28, 1999.
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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 1999

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
                                QUEBECOR PRINTING INC.

                                By:            /s/ CHRISTIAN M. PAUPE
                                     -----------------------------------------
                                                 Christian M. Paupe
                                              EXECUTIVE VICE PRESIDENT

                                PRINTING ACQUISITION INC.

                                By:            /s/ CHRISTIAN M. PAUPE
                                     -----------------------------------------
                                                 Christian M. Paupe
                                                     TREASURER

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                                 EXHIBIT INDEX

EXHIBIT NO.                                           DESCRIPTION                                              PAGE
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

(a)(1)       Offer to Purchase dated July 16, 1999. *

(a)(2)       Letter of Transmittal. *

(a)(3)       Notice of Guaranteed Delivery. *

(a)(4)       Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(5)       Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees. *

(a)(6)       Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(7)       Summary Advertisement as published in The Wall Street Journal and the New York Times on July
             16, 1999. *

(a)(8)       Text of Press Release issued by Quebecor Printing and the Company on July 12, 1999. *

(a)(9)       Text of Press Release issued on July 28, 1999.

(b)(1)       Arrangement Letter (including the related term sheets and waiver letters) dated as of July 12,
             1999 from Royal Bank of Canada, Bank of America Canada, Bank of Montreal and Canadian Imperial
             Bank of Commerce. *

(c)(1)       Agreement and Plan of Merger dated as of July 12, 1999 among Quebecor Printing, Purchaser and the Company. *

(c)(2)       Tender, Voting and Option Agreement dated as of July 12, 1999 among Quebecor Printing, KKR
             Partners II, L.P., APC Associates, L.P., GR Associates L.P., KKR and Robert G. Burton, Marc L.
             Reisch, Jennifer L. Adams, Robert B. Lewis and James E. Lillie. *

(c)(3)       Confidentiality Agreement dated June 28, 1999 between Quebecor Printing and the Company. *

(c)(4)       Stock Option Agreement dated as of July 12, 1999 between Quebecor Printing and the Company.*

(c)(5)       Registration Rights Agreement dated as of July 12, 1999 between Quebecor Printing and KKR
             Partners II, L.P., APC Associates, L.P., GR Associates L.P., KKR Associates. *

(d)          Not applicable.

(e)          Not applicable.

(f)          Not applicable.
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*   Previously filed.